
July 15, 2020

Andrew Drechsler
Chief Financial Officer
Provention Bio, Inc.
P.O. Box 666
Oldwick, New Jersey 08858

>   **Re: Provention Bio, Inc.**
>   **Form 10-K for the fiscal year ended December 31, 2019**
>   **Filed March 12, 2020**
>   **File No. 001-38552**

Dear Mr. Drechsler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2019

Section 302 Certifications in Exhibits 31.1 and 31.2 , page 92

1. Please amend your filing on Form 10-K with revised Section 302 certifications that expand the fourth paragraph to cover management's responsibility for establishing and maintaining a system of internal control over financial reporting in addition to its responsibility for disclosure control and procedures. Please note this additional language became effective for your first annual report and all periodic reports filed thereafter, which are required to contain management's report on internal control over financial reporting. We refer you to the guidance under Compliance and Disclosure Interpretations (C&DI) for Regulation S-K, Question 246.13. This comment is also applicable to your Form 10-Q for fiscal quarter ended March 31, 2020.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or

Andrew Drechsler
Provention Bio, Inc.
July 15, 2020
Page 2

absence of action by the staff.

You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences